SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007 (the Schedule 14D-9, as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”) by Biosite Incorporated, a Delaware corporation (“Biosite”), relating to the tender offer made by Louisiana Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $85.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of Item 8:

On April 5, 2007, Biosite issued a press release announcing receipt of an unsolicited letter from Inverness Medical Innovations, Inc. (“Inverness”) in which Inverness indicates that it is prepared to offer to acquire all of Biosite’s outstanding common stock, other than the approximately 4.9% of Biosite common stock Inverness already owns, in a cash merger for $90.00 per share. Inverness is the party referred to as “Company C” in the “Background of the Merger” section under Item 4 of the Schedule 14D-9. Complete copies of the press release issued by Biosite, the letter from Inverness and the accompanying commitment letters from Inverness’ proposed financing sources (which, among other things, identify certain conditions to the financing contemplated thereby) are filed as Exhibit (a)(1)(J), Exhibit (a)(1)(K), Exhibit (a)(1)(L) and Exhibit (a)(1)(M) hereto, respectively, and are incorporated herein by reference.

Inverness’ letter further indicates that Inverness and its proposed financing sources would require additional due diligence of a confirmatory nature which could be completed during a period of two full days, and that Inverness is prepared to deliver a draft cash merger agreement, which, Inverness has indicated, will contain substantially similar business terms to the Merger Agreement among Biosite, Beckman and Purchaser, promptly following this due diligence.

The Biosite Board is evaluating Inverness’ letter, with the assistance of its financial advisor, Goldman Sachs & Co., and its legal advisors, Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP. Biosite disagrees with various assertions made by Inverness in its letter concerning, among other matters, the process that resulted in the announcement of the Merger Agreement among Biosite, Beckman and Purchaser. Biosite’s stockholders are encouraged to review the “Background of the Merger” section under Item 4 of the Schedule 14D-9 for information with respect to such process.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(J)	Press release issued by Biosite Incorporated on April 5, 2007.

(a)(1)(K)	Letter from Inverness Medical Innovations, Inc. to the Board of Directors of Biosite Incorporated dated April 4, 2007.

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Exhibit No.	Description
(a)(1)(L)	Commitment Letter among General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. dated April 4, 2007.

(a)(1)(M)	Commitment Letter among UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc. dated April 4, 2007.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff

Name:	Kim D. Blickenstaff
Title:	Chairman and Chief Executive Officer

Dated: April 5, 2007